Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Northgate Minerals Corporation (“Northgate”)
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

October 26, 2011

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on October 26, 2011.

Item 4	Summary of Material Change

Northgate Minerals Corporation acquired by AuRico Gold Inc.

Item 5	Full Description of Material Change

AuRico Gold Inc. completed its acquisition of Northgate Minerals Corporation.

The acquisition was carried out by way of a plan of arrangement pursuant to the provisions of the Business Corporations Act (British Columbia) and was approved by the Supreme Court of British Columbia. Shareholders of both AuRico and Northgate voted overwhelmingly in favour to approve AuRico’s acquisition of Northgate at their respective special meetings of shareholders each held on October 24, 2011. Under the terms of the acquisition, AuRico, among other things, acquired all of the issued and outstanding common shares of Northgate on the basis of 0.365 of an AuRico common share for each common share of Northgate. The shares of Northgate were delisted from the TSX and NYSE Amex effective Wednesday, October 26, 2011.

In connection with the Arrangement, Northgate continued under the laws of the province of Ontario and effective October 31, 2011, Northgate and AuRico completed a short form amalgamation (the “Amalgamation”) pursuant to section 177(1) of the Business Corporations Act (Ontario).

As a result of the Amalgamation, Northgate ceased to exist as a separate legal entity from AuRico and ceased to be a reporting issuer. Following completion of the Arrangement, AuRico will continue to be a reporting issuer in each of the provinces and territories of Canada.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts in this report remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Matthew J. Howorth, Vice President, General Counsel and Corporate Secretary, at (416) 363-1701.

Item 9	Date of Report

November 4, 2011